August 4, 2021

VIA EDGAR CORRESPONDENCE

Mr. Amit Pande

Mr. Michael Volley

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American International Group, Inc.

Form 10-K

Filed February 19, 2021

File No. 001-08787

Dear Messrs. Pande and Volley:

In our letter dated June 25, 2021, we provided the Staff with our responses to your letter dated June 14, 2021 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”). Since our response, we have entered into an agreement with Fortitude Re effective as of June 30, 2021 to accelerate the resolution of the purchase price adjustment feature among other things, and accordingly, are providing you with an update to our original response.

We have repeated your comment below to facilitate your review.

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Sale of Fortitude Holdings, page 69

2.	We note your disclosure that the sale of Fortitude Re is subject to a post-closing purchase price adjustment pursuant to which AIG will pay up to a maximum payment of $500 million to Fortitude Re for certain adverse development in property casualty related reserves that may occur on or prior to December 31, 2023. We also note your disclosure on page 298, that you believe the likelihood that you will have to make any material payments is remote and no material liabilities have been recorded. Please tell us the accounting guidance you considered in accounting for the post-closing purchase price adjustment and revise future filings to disclose your accounting policy, or tell us where it is disclosed.

AIG Response

In accordance with ASC 810-10-40-3A, the post-closing purchase price adjustment was determined to be a component of the consideration we received for the sale of Fortitude Group Holdings, LLC (“Fortitude Holdings”). A fair value was ascribed to this adjustment by AIG which reduced the overall consideration received and therefore was a component of the overall loss on the sale of Fortitude Holdings.

Upon deconsolidation of Fortitude Holdings, the post-closing purchase price adjustment is accounted for as a component of the reinsurance agreements with Fortitude Re. Accordingly, the post-closing purchase price adjustment is accounted for under ASC 944 Financial Services – Insurance. Effective in the second quarter of 2021, the purchase agreement was amended to finalize the post-closing purchase price adjustment, thus eliminating further AIG’s net exposure to adverse development on the reserves ceded to Fortitude Re.

In our Form 10-Q for the quarterly period ended June 30, 2021, we will update our existing disclosures to incorporate additional information about the post-closing purchase price adjustment, as well as the amended agreement. For the Staff’s convenience, we have underlined the changes we will make, specifically to our reinsurance note.

SALE OF FORTITUDE HOLDINGS

On June 2, 2020, we completed the Majority Interest Fortitude Sale. AIG established Fortitude Re, a wholly-owned subsidiary of Fortitude Holdings, in 2018 in a series of reinsurance transactions related to AIG’s Run-Off operations. As of June 30, 2021, approximately $30.1 billion of reserves from AIG’s Life and Retirement Run-Off Lines and approximately $4.0 billion of reserves from AIG’s General Insurance Run-Off Lines, related to business written by multiple wholly-owned AIG subsidiaries, had been ceded to Fortitude Re under these reinsurance transactions. As of closing of the Majority Interest Fortitude Sale, these reinsurance transactions are no longer considered affiliated transactions and Fortitude Re is the reinsurer of the majority of AIG’s Run-Off operations. Additionally, the Majority Interest Fortitude Sale was subject to a post-closing purchase price adjustment pursuant to which AIG would pay Fortitude Re for certain adverse development in property casualty related reserves, based on an agreed methodology, that may occur through December 31, 2023, up to a maximum payment of $500 million. Effective in the second quarter of 2021, AIG, Fortitude Holdings, Carlyle FRL, T&D and Carlyle amended the purchase agreement to finalize the post-closing purchase price adjustment for adverse reserve development. As a result of this amendment, during the three months ended June 30, 2021, AIG recorded a $21 million benefit through Policyholder benefits and losses incurred and eliminated further net exposure to adverse development on the reserves ceded to Fortitude Re.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5815.

Very truly yours,

/s/ Elias Habayeb

Elias Habayeb

Senior Vice President, Deputy Chief Financial Officer and Chief Accounting Officer, AIG and Chief Financial Officer, General Insurance

Cc:	Mark Lyons, Executive Vice President and Chief Financial Officer

Rose Marie Glazer, Senior Vice President, Corporate Secretary and Deputy General Counsel